SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.    )*

Udemy, Inc.

(Name of Issuer)

Common Stock, par value $0.00001

(Title of Class of Securities)

902685106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 10

CUSIP # 902685106	Page 2 of 10

1	NAME OF REPORTING PERSONS MIH Edtech Investments B.V. (“Edtech”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,120,840 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,120,840 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,120,840 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.3% (2)
12	TYPE OF REPORTING PERSON CO

1.

Represents shares directly held by Edtech and indirectly held by Prosus N.V. (“Prosus”) and Naspers Ltd. (“Naspers”). Edtech is a wholly owned subsidiary of NNV Holdings B.V., which is a wholly owned subsidiary of MIH e-commerce Holdings B.V., which is a wholly owned subsidiary of MIH Internet Holdings B.V., which is a wholly owned subsidiary of Prosus, which is a majority-owned subsidiary of Naspers. Edtech is controlled by Prosus and Naspers, which share voting and dispositive control over the shares held by Edtech. Naspers owns 73.4% of the voting rights of Prosus. Naspers employs a differential voting structure involving two South African entities, Naspers Beleggings (RF) Beperk (“Nasbel”) and Keeromstraat 30 Beleggings (RF) Beperk (“Keerom”), the sole remit of which is to protect the continued independence of Naspers. Nasbel and Keerom hold ordinary shares of Naspers that respectively represent approximately 33.8% and 21.2% of the voting rights in respect of all Naspers shares. Each of Nasbel and Keerom disclaims beneficial ownership of all shares of Common Stock owned by the Reporting Persons. Lawrence Illg, a member of board of directors of the Issuer, is the Chief Executive Officer, Food and EdTech, for Prosus, but has no voting or dispositive control over the shares held by Edtech.

2.

The percentage ownership is based on 138,944,913 shares outstanding as of November 30, 2021, as reported in the Issuer’s (as defined below) Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on December 9, 2021.

CUSIP # 902685106	Page 3 of 10

1	NAME OF REPORTING PERSONS Naspers Ltd (“Naspers”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,120,840 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,120,840 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,120,840 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.3% (2)
12	TYPE OF REPORTING PERSON CO

1.

Represents shares directly held by Edtech and indirectly held by Prosus and Naspers. Edtech is aa wholly owned subsidiary of NNV Holdings B.V., which is a wholly owned subsidiary of MIH e-commerce Holdings B.V., which is a wholly owned subsidiary of MIH Internet Holdings B.V., which is a wholly owned subsidiary of Prosus, which is a majority-owned subsidiary of Naspers. Edtech is controlled by Prosus and Naspers, which share voting and dispositive control over the shares held by Edtech. Naspers owns 73.4% of the voting rights of Prosus. Naspers employs a differential voting structure involving two South African entities, Nasbel and Keerom, the sole remit of which is to protect the continued independence of Naspers. Nasbel and Keerom hold ordinary shares of Naspers that respectively represent approximately 33.8% and 21.2% of the voting rights in respect of all Naspers shares. Each of Nasbel and Keerom disclaims beneficial ownership of all shares of Common Stock owned by the Reporting Persons. Lawrence Illg, a member of board of directors of the Issuer, is the Chief Executive Officer, Food and EdTech, for Prosus, but has no voting or dispositive control over the shares held by Edtech.

2.

The percentage ownership is based on 138,944,913 shares outstanding as of November 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on December 9, 2021.

CUSIP # 902685106	Page 4 of 10

1	NAME OF REPORTING PERSONS Prosus N.V. (“Prosus”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,120,840 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,120,840 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,120,840 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.3% (2)
12	TYPE OF REPORTING PERSON CO

1.

Represents shares directly held by Edtech and indirectly held by Prosus and Naspers. Edtech is a wholly owned subsidiary of NNV Holdings B.V., which is a wholly owned subsidiary of MIH e-commerce Holdings B.V., which is a wholly owned subsidiary of MIH Internet Holdings B.V., which is a wholly owned subsidiary of Prosus, which is a majority-owned subsidiary of Naspers. Edtech is controlled by Prosus and Naspers, which share voting and dispositive control over the shares held by Edtech. Naspers owns 73.4% of the voting rights of Prosus. Naspers employs a differential voting structure involving two South African entities, Nasbel and Keerom, the sole remit of which is to protect the continued independence of Naspers. Nasbel and Keerom hold ordinary shares of Naspers that respectively represent approximately 33.8% and 21.2% of the voting rights in respect of all Naspers shares. Each of Nasbel and Keerom disclaims beneficial ownership of all shares of Common Stock owned by the Reporting Persons. Lawrence Illg, a member of board of directors of the Issuer, is the Chief Executive Officer, Food and EdTech, for Prosus, but has no voting or dispositive control over the shares held by Edtech.

2.

The percentage ownership is based on 138,944,913 shares outstanding as of November 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on December 9, 2021.

CUSIP # 902685106	Page 5 of 10

ITEM 1(A).	NAME OF ISSUER

Udemy, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

600 Harrison Street, 3rd Floor

San Francisco, CA 94107

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is jointly filed by MIH Edtech Investments B.V., a private limited liability company organized under the laws of the Netherlands (“Edtech”), Prosus N.V., a public limited liability company incorporated under the laws of the Netherlands (“Prosus”) and Naspers Ltd, a public limited liability company organized under the laws of the Republic of South Africa (“Naspers”). The foregoing entities are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

MIH Edtech Investments B.V.

Symphony Offices

Gustav Mahlerplein 5

Amsterdam, 1082 MS

The Netherlands

Prosus N.V.

Symphony Offices

Gustav Mahlerplein 5

Amsterdam, 1082 MS

The Netherlands

Naspers Ltd

Media24 Centre

40 Heerengracht

Cape Town 8001

South Africa

ITEM 2(C).	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.00001 (the “Common Stock”)

ITEM 2(E)	CUSIP NUMBER

902685106

ITEM 3.	Not applicable.

CUSIP # 902685106	Page 6 of 10

ITEM 4.	OWNERSHIP

Edtech holds 17,120,840 shares of Common Stock of the Issuer. Edtech is a wholly owned subsidiary of NNV Holdings B.V., which is a wholly owned subsidiary of MIH e-commerce Holdings B.V., which is a wholly owned subsidiary of MIH Internet Holdings B.V., which is a wholly owned subsidiary of Prosus, which is a majority-owned subsidiary of Naspers. Edtech is controlled by Prosus and Naspers, which share voting and dispositive control over the shares held by Edtech, and therefore Prosus and Naspers may be deemed to share beneficial ownership of such shares. Naspers owns 73.4% of the voting rights of Prosus. Naspers employs a differential voting structure involving two South African entities, Nasbel and Keerom, the sole remit of which is to protect the continued independence of Naspers. Nasbel and Keerom hold ordinary shares of Naspers that respectively represent approximately 33.8% and 21.2% of the voting rights in respect of all Naspers shares. Each of Nasbel and Keerom disclaims beneficial ownership of all shares of Common Stock owned by the Reporting Persons.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

CUSIP # 902685106	Page 7 of 10

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

CUSIP # 902685106	Page 8 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

MIH Edtech Investments B.V.

By:	/s/ Serge de Reus
Name:	Serge de Reus
Title:	Director

Prosus N.V.

By:	/s/ Vasileios Sgourdos
Name:	Vasileios Sgourdos
Title:	Executive Director

Naspers Limited

By:	/s/ Vasileios Sgourdos
Name:	Vasileios Sgourdos
Title:	Executive Director

CUSIP # 902685106	Page 9 of 10

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	10